Exhibit 99.1

Yalla Group Limited Announces Unaudited Fourth Quarter and Full Year 2022 Financial Results

DUBAI, UAE, March 13, 2023 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Financial and Operating Highlights

•
Revenues were US$75.1 million in the fourth quarter of 2022, representing an increase of 11.2% from the fourth quarter of 2021.
o
Revenues generated from chatting services in the fourth quarter of 2022 were US$54.0 million.
o
Revenues generated from games services in the fourth quarter of 2022 were US$21.1 million.
•
Net income was US$16.6 million in the fourth quarter of 2022, compared with US$19.1 million in the fourth quarter of 2021. Net margin1 was 22.1% in the fourth quarter of 2022.
•
Non-GAAP net income2 was US$21.7 million in the fourth quarter of 2022, compared with US$27.6 million in the fourth quarter of 2021. Non-GAAP net margin3 was 29.0% in the fourth quarter of 2022.
•
Average MAUs4 increased by 14.0% to 32.0 million in the fourth quarter of 2022 from 28.1 million in the fourth quarter of 2021.
•
The number of paying users5 on our platform increased by 47.8% to 12.5 million in the fourth quarter of 2022 from 8.4 million in the fourth quarter of 2021.

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo and Yalla Parchis have been our main mobile applications for the periods presented herein, and YallaChat and 101 Okey Yalla have been our main mobile applications since the fourth quarter of 2022.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

Full Year 2022 Highlights

•
Revenues were US$303.6 million in 2022, representing an increase of 11.2% from 2021.
o
Revenues generated from chatting services in 2022 were US$215.0 million.
o
Revenues generated from games services in 2022 were US$88.6 million.
•
Net income was US$79.0 million in 2022, compared with US$82.6 million in 2021. Net margin was 26.0% in 2022.
•
Non-GAAP net income was US$105.7 million in 2022, compared with US$126.5 million in 2021. Non-GAAP net margin was 34.8% in 2022.

Key Operating Data	For the three months ended
	December 31, 2021	December 31, 2022

Average MAUs (in thousands)	28,060	31,987

Paying users (in thousands)	8,429	12,457

“2022 was a challenging year. Amid macro headwinds, we maintained our core growth strategy while agilely adjusting our operations to improve efficiency. We are pleased to see that our efforts paid off and the Company achieved quality growth, paving the way for 2023’s development,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “In the fourth quarter, our revenues increased by 11.2% year-over-year to US$75.1 million, reaching the upper end of our guidance. Despite the World Cup diverting our users’ attention to some degree during the quarter, our average MAUs reached 32.0 million, up 14% year-over-year thanks to our continuous efforts to enhance product gamification and boost user engagement. Meanwhile, we continued to improve our monetization capability, driving our paying users to 12.5 million, an increase of 47.8% year-over-year.

“Our flagship applications maintained stable operations and our new initiatives progressed steadily during the quarter. We also launched Yalla Game’s first internal game studio and completed the initial round of beta testing on our first two hard-core games for distribution in MENA. On a related note, Frost and Sullivan recently issued a research report recognizing Yalla as the largest MENA-based online social networking and gaming company in terms of revenue in 2022. We believe that as the region’s leader across both social networking and gaming, we are uniquely positioned to capitalize on MENA’s strong digitalization trend and unleash massive growth potential,” Mr. Yang concluded.

“We continued to focus on quality growth in 2022, with full-year revenue increasing to US$303.6 million, a net margin of 26.0% and a non-GAAP net margin of 34.8%,” said Ms. Karen Hu, Chief Financial Officer of Yalla. “Despite external challenges, our revenue recorded solid year-over-year growth in the fourth quarter of 2022, a testament to our effective growth strategy. Furthermore, we achieved a healthy profitability level during the quarter as we firmly executed our refined operations process - our GAAP net margin was 22.1%, and excluding share-based compensation, our non-GAAP net margin was 29.0%. Moving forward, we will continue to pursue quality development, improve operational efficiency and invest in our Yalla ecosystem. Supported by our deep local insights and solid fundamentals, we are well-positioned to navigate the market dynamics and seize future growth opportunities. As always, we are committed to creating sustainable, long-term value for our stakeholders.”

Fourth Quarter 2022 Financial Results

Revenues

Our revenues were US$75.1 million in the fourth quarter of 2022, an 11.2% increase from US$67.6 million in the fourth quarter of 2021. The increase was primarily driven by the broadening of our user base and our enhanced monetization capability. Our average MAUs increased by 14.0%, from 28.1 million in the fourth quarter of 2021 to 32.0 million in the fourth quarter of 2022. Our solid revenue growth was also partially attributable to the significant increase in the number of paying users, which grew from 8.4 million in the fourth quarter of 2021 to 12.5 million in the fourth quarter of 2022.

In the fourth quarter of 2022, our revenues generated from chatting services were US$54.0 million, and revenues from games services were US$21.1 million.

Costs and expenses

Our total costs and expenses were US$60.1 million in the fourth quarter of 2022, compared with US$49.3 million in the fourth quarter of 2021. The increase was primarily due to our expanding business scale.

Our cost of revenues was US$27.4 million in the fourth quarter of 2022, a 14.7% increase from US$23.9 million in the same period last year, primarily due to an increase in technical service fees resulting from the expansion of our product portfolio, as well as an increase in salaries and benefits resulting from the expansion of the operation and maintenance team. Cost of revenues as a percentage of our total revenues increased from 35.4% in the fourth quarter of 2021 to 36.5% in the fourth quarter of 2022.

Our selling and marketing expenses were US$14.3 million in the fourth quarter of 2022, a 7.0% increase from US$13.3 million in the same period last year, primarily due to higher advertising and market promotion expenses driven by our continued user acquisition efforts and expanding product portfolio. Selling and marketing expenses as a percentage of our total revenues decreased from 19.7% in the fourth quarter of 2021 to 19.0% in the fourth quarter of 2022.

Our general and administrative expenses were US$13.0 million in the fourth quarter of 2022, a 60.4% increase from US$8.1 million in the same period last year, primarily due to an increase in incentive compensation. General and administrative expenses as a percentage of our total revenues increased from 12.0% in the fourth quarter of 2021 to 17.4% in the fourth quarter of 2022.

Our technology and product development expenses were US$5.4 million in the fourth quarter of 2022, a 37.3% increase from US$3.9 million in the same period last year, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues increased from 5.8% in the fourth quarter of 2021 to 7.2% in the fourth quarter of 2022.

Operating income

Operating income was US$15.0 million in the fourth quarter of 2022, compared with of US$18.3 million in the fourth quarter of 2021.

Non-GAAP operating income6

Non-GAAP operating income in the fourth quarter of 2022 was US$20.2 million, compared with US$26.8 million in the same period last year.

Income tax expense

Our income tax expense was US$0.42 million in the fourth quarter of 2022, compared with US$0.79 million in the fourth quarter of 2021.

Net income

As a result of the foregoing, our net income was US$16.6 million in the fourth quarter of 2022, compared with US$19.1 million in the fourth quarter of 2021.

Non-GAAP net income

Non-GAAP net income in the fourth quarter of 2022 was US$21.7 million, compared with US$27.6 million in the same period last year.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.11 and US$0.09 respectively in the fourth quarter of 2022, while basic and diluted earnings per ordinary share were US$0.13 and US$0.11 respectively in the same period of 2021.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.14 and US$0.12 respectively in the fourth quarter of 2022, compared with US$0.18 and US$0.16 respectively in the same period of 2021.

Cash and cash equivalents

As of December 31, 2022, we had cash and cash equivalents of US$407.3 million, compared with cash and cash equivalents of US$391.2 million as of September 30, 2022.

Share repurchase program

Pursuant to the share repurchase program announced on May 21, 2021, with an extended expiration date of May 21, 2023, the Company has repurchased 2,302,141 American depositary shares (“ADSs”) as of December 31, 2022, representing 2,302,141 Class A ordinary shares, from the open market with cash for an aggregate amount of approximately US$27.0 million. The aggregate value of ADSs and/or Class A ordinary shares that may yet be purchased under the share repurchase program was US$123.0 million as of December 31, 2022.

Full Year 2022 Financial Results

Revenues

Our revenues were US$303.6 million in 2022, an 11.2% increase from US$273.1 million in 2021. The increase was primarily driven by the user base expansion across the Yalla and Yalla Ludo mobile applications as well as monetization capability enhancements.

Our revenues generated from chatting services were US$215.0 million in 2022, and our revenues generated from games services were US$88.6 million in 2022.

Costs and expenses

Our total costs and expenses were US$224.9 million in 2022, compared with US$190.1 million in 2021. The increase was primarily due to our expanding business scale.

Our cost of revenues was US$113.8 million in 2022, compared with US$95.1 million last year. The increase was mainly due to an increase in technical service fees resulting from the expansion of our product portfolio as well as an increase in salaries and benefits resulting from the expansion of the operation and maintenance team. Cost of revenues as a percentage of our total revenues increased from 34.8% in 2021 to 37.5% in 2022.

Our selling and marketing expenses were US$49.9 million in 2022, a 17.8% increase from US$42.4 million in 2021, primarily due to higher advertising and market promotion expenses driven by our continued user acquisition efforts and expanding product portfolio. Selling and marketing expenses as a percentage of our total revenues increased from 15.5% in 2021 to 16.4% in 2022.

Our general and administrative expenses were US$36.6 million in 2022, a 4.4% decrease from US$38.3 million in 2021, primarily driven by lower share-based compensation recognized in 2022, and partially offset by an increase in salaries and other benefits for our general and administrative staff. General and administrative expenses as a percentage of our total revenues decreased from 14.0% in 2021 to 12.0% in 2022.

Our technology and product development expenses were US$24.6 million in 2022, a 72.0% increase from US$14.3 million in 2021, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues increased from 5.2% in 2021 to 8.1% in 2022.

Operating income

Operating income was US$78.7 million in 2022, compared with US$83.0 million in 2021.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP earnings per ordinary share is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Non-GAAP operating income

Non-GAAP operating income in 2022 was US$105.4 million, compared with US$127.0 million in 2021.

Income tax expense

Our income tax expense was US$2.6 million in 2022, compared with US$2.0 million in 2021.

Net income

Our net income was US$79.0 million in 2022, compared with net income of US$82.6 million in 2021.

Non-GAAP net income

Non-GAAP net income in 2022 was US$105.7 million, compared with US$126.5 million in 2021.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.52 and US$0.45 in 2022, compared with US$0.56 and US$0.46 respectively in 2021.

Non-GAAP earnings per ordinary share

Non-GAAP basic and diluted earnings per ordinary share were US$0.69 and US$0.60 respectively, compared with US$0.85 and US$0.70 respectively in 2021.

Outlook

For the first quarter of 2023, the management of the Company currently expects revenues to be between US$68.0 million and US$75.0 million.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call on Monday, March 13, 2023, at 8:00 P.M. U.S. Eastern Time, Tuesday, March 14, 2023, at 4:00 A.M. Dubai Time, or Tuesday, March 14, 2023, at 8:00 A.M. Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3589
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	3772440

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.yallagroup.com.

A replay of the conference call will be accessible until March 20, 2023, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	2973307

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of GAAP and non-GAAP results is set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenue in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users; Waha, a social networking product featuring 3-D avatars; and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yallagroup.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2021	December 31, 2022
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	351,485,602	407,256,837
Term deposits	—	20,000,000
Short-term investments	2,906,344	25,788,304
Prepayments and other current assets	21,957,230	28,652,840
Total current assets	376,349,176	481,697,981
Non-current assets
Property and equipment, net	1,832,952	2,121,613
Intangible asset, net	—	1,328,470
Operating lease right-of-use assets	857,474	1,950,364
Long-term investments	1,768,455	3,833,750
Other assets	—	15,406,078
Total non-current assets	4,458,881	24,640,275
Total assets	380,808,057	506,338,256

LIABILITIES
Current liabilities
Accounts payable	4,392,330	5,382,276
Deferred revenue	24,971,203	35,957,485
Operating lease liabilities, current	472,734	858,452
Accrued expenses and other current liabilities	14,896,134	22,821,168
Total current liabilities	44,732,401	65,019,381
Non-current liabilities
Operating lease liabilities, non-current	195,596	744,612
Amounts due to a related party	—	709,789
Total non-current liabilities	195,596	1,454,401
Total liabilities	44,927,997	66,473,782

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	12,484	13,356
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	265,647,268	294,406,395
Treasury stock	(25,419,808)	(27,014,697)
Accumulated other comprehensive income (loss)	520,010	(1,701,111)
Retained earnings	95,123,951	174,880,748
Total shareholders’ equity of Yalla Group Limited	335,886,378	440,587,164
Non-controlling interests	(6,318)	(722,690)
Total equity	335,880,060	439,864,474
Total liabilities and equity	380,808,057	506,338,256

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2021	December 31, 2022
	US$	US$	US$	US$	US$
Revenues	67,556,824	80,061,650	75,113,791	273,134,908	303,603,522
Costs and expenses
Cost of revenues	(23,928,785)	(29,568,306)	(27,439,485)	(95,144,945)	(113,808,128)
Selling and marketing expenses	(13,317,368)	(11,951,117)	(14,254,031)	(42,404,862)	(49,939,683)
General and administrative expenses	(8,130,904)	(8,567,865)	(13,040,902)	(38,271,252)	(36,582,626)
Technology and product development expenses	(3,916,387)	(5,487,884)	(5,376,318)	(14,286,120)	(24,575,485)
Total costs and expenses	(49,293,444)	(55,575,172)	(60,110,736)	(190,107,179)	(224,905,922)
Operating income	18,263,380	24,486,478	15,003,055	83,027,729	78,697,600
Interest income	35,218	777,581	2,295,844	111,881	3,300,976
Government grants	1,406,028	51,483	110,258	1,419,837	322,273
Investment income (loss)	147,154	(104,944)	277,122	54,824	21,407
Impairment loss	—	—	(705,428)	—	(705,428)
Income before income taxes	19,851,780	25,210,598	16,980,851	84,614,271	81,636,828
Income tax expense	(794,413)	(788,985)	(416,342)	(2,019,911)	(2,598,983)
Net income	19,057,367	24,421,613	16,564,509	82,594,360	79,037,845
Net loss attributable to non-controlling interests	6,318	206,347	198,008	6,318	718,952
Net income attributable to Yalla Group Limited’s shareholders	19,063,685	24,627,960	16,762,517	82,600,678	79,756,797

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS (CONTINUED)

	Three Months Ended			Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2021	December 31, 2022
	US$	US$	US$	US$	US$
Earnings per ordinary share
——Basic	0.13	0.16	0.11	0.56	0.52
——Diluted	0.11	0.14	0.09	0.46	0.45
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	149,516,472	155,190,724	157,373,645	148,739,986	153,526,679
——Diluted	176,907,506	177,347,900	177,515,233	179,899,466	176,639,558

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2021	December 31, 2022
	US$	US$	US$	US$	US$
Cost of revenues	1,632,754	1,065,549	884,691	6,299,864	4,798,901
Selling and marketing expenses	1,878,389	1,059,009	1,019,064	10,102,733	5,774,985
General and administrative expenses	4,689,722	2,462,675	2,963,686	26,729,432	14,752,580
Technology and product development expenses	325,757	379,994	315,581	807,418	1,364,504
Total share-based compensation expenses	8,526,622	4,967,227	5,183,022	43,939,447	26,690,970

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2021	December 31, 2022
	US$	US$	US$	US$	US$
Operating income	18,263,380	24,486,478	15,003,055	83,027,729	78,697,600
Share-based compensation expenses	8,526,622	4,967,227	5,183,022	43,939,447	26,690,970
Non-GAAP operating income	26,790,002	29,453,705	20,186,077	126,967,176	105,388,570

Net income	19,057,367	24,421,613	16,564,509	82,594,360	79,037,845
Share-based compensation expenses, net of tax effect of nil	8,526,622	4,967,227	5,183,022	43,939,447	26,690,970
Non-GAAP net income	27,583,989	29,388,840	21,747,531	126,533,807	105,728,815

Net income attributable to Yalla Group Limited’s shareholders	19,063,685	24,627,960	16,762,517	82,600,678	79,756,797
Share-based compensation expenses, net of tax effect of nil	8,526,622	4,967,227	5,183,022	43,939,447	26,690,970
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	27,590,307	29,595,187	21,945,539	126,540,125	106,447,767

Non-GAAP earnings per ordinary share
——Basic	0.18	0.19	0.14	0.85	0.69
——Diluted	0.16	0.17	0.12	0.70	0.60
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	149,516,472	155,190,724	157,373,645	148,739,986	153,526,679
——Diluted	176,907,506	177,347,900	177,515,233	179,899,466	176,639,558